05011322

SUMITOMO METAL INDUSTRIES,LTD.

TRITON SQUARE OFFICE TOWER Y, 8-11, HARUMI 1-CHOME, CHUO-KU, TOKYO 104-6111, JAPAN

PHONE +81-3-4416-6103
FAX +81-3-4416-6798

September 8, 2005

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated September 8, 2005 (Outlook for business performance in the current fiscal year ending March 31, 2006, and interim dividend)

Very truly yours,

M. Shinagawa

Mamoru Shinagawa
Manager
Investor Relations Group, Public Relations & Investor Relations Department
Sumitomo Metal Industries, Ltd.

cc: The Bank of New York

dlw 9/20

September 8, 2005
Sumitomo Metal Industries, Ltd.

Outlook for business performance in the current fiscal year ending March 31, 2006, and interim dividend

Reported below is the outlook for business performance for the current fiscal year ending March 31, 2006.

1. Consolidated figures (billion yen)

Interim Period (April 1, 2005 to September 30, 2005)	Sales	Operating profit	Recurring profit	Net income
Current outlook (Published September 8, 2005)	710 (approx.)	130 (approx.)	120 (approx.)	72 (approx.)
Previous outlook (Published May 10, 2005)	690 (approx.)	95 (approx.)	80 (approx.)	45 (approx.)
(Reference) Actual figures for the previous interim period	573.9	78.3	71.6	45.1

(billion yen)

Current fiscal year (April 1, 2005 to March 31, 2006)	Sales	Operating profit	Recurring profit	Net income
Current outlook (Published September 8, 2005)	1,480 (approx.)	260 (approx.)	240 (approx.)	143 (approx.)
Previous outlook (Published May 10, 2005)	1,440 (approx.)	210 (approx.)	190 (approx.)	120 (approx.)
(Reference) Actual figures for the previous period	1,236.9	182.8	173.2	110.8

2. Non-consolidated figures (billion yen)

Interim Period (April 1, 2005 to September 30, 2005)	Sales	Operating profit	Recurring profit	Net income
Current outlook (Published September 8, 2005)	440 (approx.)	95 (approx.)	85 (approx.)	40 (approx.)
Previous outlook (Published May 10, 2005)	420 (approx.)	70 (approx.)	55 (approx.)	30 (approx.)
(Reference) Actual figures for the previous interim period	357.3	55.3	47.2	28.4

(billion yen)

Current fiscal year (April 1, 2005 to March 31, 2006)	Sales	Operating profit	Recurring profit	Net income
Current outlook (Published September 8, 2005)	905 (approx.)	190 (approx.)	170 (approx.)	90 (approx.)
Previous outlook (Published May 10, 2005)	890 (approx.)	150 (approx.)	130 (approx.)	70 (approx.)
(Reference) Actual figures for the previous period	772.8	126.4	110.7	71.6

3. Business Performance forecast

[Qualitative information relating to the business performance forecast]

In the current term the Japanese economy made a mild recovery, as exemplified by an increase in investments in plant and equipment due to an improvement in corporate profits and signs of improving personal consumption, despite concerns over rising crude oil prices. The global economy also recovered steadily, centering on the U.S. and China. In the steel industry, domestic steel demand remained robust particularly from auto manufacturers and ship builders, as well as from businesses involved with private-sector investment. On the export side, this steady global economy growth resulted in continuing high steel demand. On the other hand, increased imports of cheap steel products, mainly multi-purpose steel products, led to higher stock levels, and the industry has been clearly polarized between premium steel for which there is strong demand and multi-purpose steel.

The Sumitomo Metals Group has been continuing its efforts to improve ability to secure sources of raw materials and to improve its production and shipment responsiveness, to help ensure steady supplies of steel to customers. The Group has also sought opportunities to increase profits, such as by improving the steel price structure in view of the rising cost caused by the sharp increases in prices of raw materials.

As for our interim results, sales are expected to increase from the previous outlook both on a consolidated and non-consolidated basis thanks to the positive effect of the exchange rate (100 yen/dollar in the initial budget → 107 yen/dollar at the current outlook) and improved sales prices of mainly steel pipes. Operating profit is also expected to increase both on a consolidated and non-consolidated basis. Recurring profit is also expected to rise by about 40 billion yen on a consolidated basis and about 30 billion yen on a non-consolidated basis. Likewise, current net income is expected to rise by about 27 billion yen and about 10 billion yen, respectively, thanks to the improved recurring profits.

Accordingly, the full-year business forecast is revised as mentioned above.

4. Interim dividend

Since we intend to maintain a term-end dividend of 5 yen per share, the same as that for the previous year, at the meeting held today the Board of Directors decided to pay an interim dividend of 2.5 yen per share.

(Reference: debt outstanding)

Forecasted consolidated debt outstanding could be further reduced by about 10 billion yen in the midterm and about 20 billion yen in the term-end (from 885.9 billion yen in the initial budget to about 800 billion yen in the midterm and about 760 billion yen in the term-end).

(billion yen)

	End of March 2005	End of September 2005	End of March 2006
Consolidated	885.9	<810 (approx.)> 800 (approx.)	<780 (approx.)> 760 (approx.)
Non-consolidated	617.1	<595 (approx.)> 590 (approx.)	<590 (approx.) > 580 (approx.)

Note: Figures in parentheses are from the previous outlook

Forward-Looking Statements

This press release contains certain forward-looking statements. The company has tried, whenever possible, to identify these forward-looking statements using words such as " anticipated," "believes," "estimates," "expects," "plans," "intends," "targets," and similar expressions. Similarly, statements herein that describe the company's business strategy, outlook, objectives, plans, intentions or goals are also forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the company's actual results, performance or achievements to differ materially from those expressed in, or implied by, such statements. These risks and uncertainties may include, but are not limited to: the company's ability to successfully implement its strategies to restructure the steel business and reinforce its financial structure; the effects of and changes in Japanese and worldwide general economic conditions and in the steel industry in particular, including the severity of any economic slowdown, technological and other changes affecting the manufacture of and demand for Sumitomo Metal Industries Group's products, changes in Japanese and other countries' laws and regulations, including with regard to taxation, and other risks and uncertainties set forth in subsequent press releases and in Sumitomo Metal Industries Group's public filings. These statements reflect the company's current beliefs and are based upon information currently available to it. Be advised that developments subsequent to this release are likely to cause these statements to become outdated with the passage of time. The company disclaims any intent or obligation to update these forward-looking statements.

(Reference)

September 8, 2005

Sumitomo Metal Industries, Ltd.

1. Nationwide crude steel production volume

Forecast for the FY2006 ending March 31,2006	
First half	Full year
57 million tons (approx.)	114 million tons (approx.)

2. Our company's crude steel production volume (*1)

Result for the FY2005		Forecast for the FY2006	
First half	Full year	First half	Full year
6.38 million tons	12.87 million tons	6.68 million tons (approx.)	13.35 million tons (approx.)

3. Export ratio (*2) (by monetary value)

Forecast for the FY2006	
First half	Full year
41% (approx.)	42% (approx.)

<Non-Consolidated>

Forecast for the FY2006	
First half	Full year
40% (approx.)	40% (approx.)

4. Exchange rate

Result for the FY2005	Forecast for the first half of FY2006	Forecast for the FY2006
108 yen/$	107 yen/$ (approx.)	107 yen/$ (approx.)

5. Effect on profits of yen appreciation by one yen (Consolidated)

Forecast for the FY2006
1.3 billion yen per year (approx.)

6. Average price of steel products (*3)(thousand yen/ton)

Forecast for the first half of FY2006: 87 thousand yen/ton (approx.)

Result for the second half of FY2005: 77.4 thousand yen/ton

<Non-Consolidated>

Forecast for the first half of FY2006: 95 thousand yen/ton (approx.)

Result for the second half of FY2005: 81.4 thousand yen/ton

7. FY2006 targets of sales and operating profits/losses by segment (Consolidated) (billion yen)

	First half		Full year	
	Sales	Operating profits and losses	Sales	Operating profits and losses
Steel	640 (approx.)	130.5 (approx.)	1,345 (approx.)	258.5 (approx.)
Engineering	20 (approx.)	Δ2.5 (approx.)	35 (approx.)	Δ5 (approx.)
Electronics	30 (approx.)	1 (approx.)	60 (approx.)	4 (approx.)
Other	20 (approx.)	1 (approx.)	40 (approx.)	2.5 (approx.)

8. Capital investment and depreciation cost (property, plant and equipment) (billion yen)

	Results for the FY2005		Targets for the FY 2006	
	Consolidated	Non-Consolidated	Consolidated	Non-Consolidated
Capital Investment	60.3	36.6	92 (approx.)	58 (approx.)
Depreciation cost	79.2	48	78 (approx.)	46 (approx.)

9. Number of employees

Effective manpower (person)

	The end of March 2005	Targets for the end of September 2005	Targets for the end of March 2006
Consolidated	25,201	25,570 (approx.)	25,450 (approx.)
Non-Consolidated	6,585	6,690 (approx.)	6,575 (approx.)

The number of current employees including loan employees

(person)

	The end of March 2005	Targets for the end of September 2005	Targets for the end of March 2006
Non-Consolidated	6,747	6,850 (approx.)	6,730 (approx.)

10. Analysis of factors affecting profits and losses (Consolidated)

Exchange rate (TTM)
The first half of FY2005→The first half of FY2006
Result for the first half of FY2005:110 yen/$→Forecast for the first half of FY2006:107 yen/$

Reasons for improvement of profits and losses		Reasons for deterioration of profits and losses	
	(billion yen)		(billion yen)
(Product mix and sales prices, etc.)	122.9	(Raw material prices, etc.)	Δ80.0
(Cost improvement)	8.0	(Exchange rate fluctuation)	Δ2.5
Total	130.9	Total	Δ82.5

Recurring profits
Result for the first half of FY2005: 71.6 billion yen→
Target for the first half of FY2006: 120.0 billion yen (improvement of 48.4 billion yen)

(*1-3) including Sumitomo Metals (Kokura), Ltd., Sumitomo Metals (Naoetsu), Ltd. and Sumikin Iron & Steel Corporation)